Exhibit 99.2

NUTRIEN LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

AS AT AND FOR THE THREE AND NINE MONTHS ENDED

SEPTEMBER 30, 2021

Management’s Discussion and Analysis

The following management’s discussion and analysis (“MD&A”) is the responsibility of management and is dated as of November 1, 2021. The Board of Directors (“Board”) of Nutrien carries out its responsibility for review of this disclosure principally through its audit committee, comprised exclusively of independent directors. The audit committee reviews and, prior to its publication approves this disclosure pursuant to the authority delegated to it by the Board. The term “Nutrien” refers to Nutrien Ltd. and the terms “we”, “us”, “our”, “Nutrien” and “the Company” refer to Nutrien and, as applicable, Nutrien and its direct and indirect subsidiaries on a consolidated basis. Additional information relating to Nutrien (which, except as otherwise noted, is not incorporated by reference herein), including our 2020 Annual Report dated February 18, 2021, which includes our annual audited consolidated financial statements and MD&A, and our Annual Information Form, each for the year ended December 31, 2020, can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. No update is provided to the disclosure in our annual MD&A except for material information since the date of our annual MD&A. The Company is a foreign private issuer under the rules and regulations of the US Securities and Exchange Commission (“SEC”).

This MD&A is based on and should be read in conjunction with the Company’s unaudited interim condensed consolidated financial statements as at and for the three and nine months ended September 30, 2021 (“interim financial statements”) based on International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting” unless otherwise noted. This MD&A contains certain non-IFRS financial measures and forward-looking statements which are described in the “Non-IFRS Financial Measures” and the “Forward-Looking Statements” sections, respectively.

Market Outlook

Agriculture and Retail

•	Global grain and oilseed inventory is well below historic levels and crop prices and grower margins remain strong, which is supportive of crop input spending in key regions where we operate.

•

The North American harvest progressed ahead of historic levels and grower sentiment is positive, which supported a strong start to the fall application season in most regions. We expect growers to maximize planted acreage and yields in 2022 as projected US grower corn and soybean margins are approximately 60 percent and 35 percent, respectively, above 10-year average levels.

•

Brazilian growers are expected to increase total plantings by 5 to 7 million acres due to record grower profitability and are planting soybeans at an above-average pace due to supportive rainfalls. This is expected to result in higher crop input spending through the growing season.

•	Growers in Australia started harvesting winter crops and we expect them to benefit from the combination of above-average yields and high prices for crops like wheat, barley and canola.

•

The availability of crop inputs, including fertilizer and certain herbicides, has been impacted by global production and supply-chain issues. Nutrien is strategically positioned to cover fall commitments and expects limited impact to its crop protection product availability in the first half of 2022.

Crop Nutrient Markets

•

Global potash prices continue to increase in all key spot markets driven by record global demand and strong grower margins. We maintain our 2021 global shipment forecast between 69 and 71 million tonnes.

•

Global supply of potash is tight caused by competitor mine flooding, new project delays and a limited ability of most producers to meaningfully increase production. US and European sanctions imposed on Belarus are causing additional supply concerns due to potential impacts to vessel chartering and transaction execution in US dollars. Potash inventories remain below historic levels in key markets with China accessing strategic reserves. Nutrien remains committed to providing a reliable supply for our customers through our world-class distribution network, including Canpotex.

•

Soaring energy prices in Europe and China triggered nitrogen capacity shutdowns and reduced operating rates, rapidly tightening global nitrogen supply and shifting trade flows. Furthermore, the Chinese government ordered fertilizer producers to halt exports until June 2022, which is expected to significantly reduce Chinese urea and phosphate trade volumes.

•

Phosphate prices have been supported by the expected reduction in supply from China due to export restrictions and reduced US supply, compounded by tight inventories as a result of robust demand throughout 2021.

Financial Outlook and Guidance

Based on market factors detailed above, we are raising full-year 2021 adjusted EBITDA guidance to $6.9 to $7.1 billion from $6.0 to $6.4 billion and full-year 2021 adjusted net earnings guidance to $5.85 to $6.10 per share from $4.60 to $5.10 per share.

All guidance numbers, including those noted above are outlined in the table below. Refer to page 57 of Nutrien’s 2020 Annual Report for related assumptions and sensitivities.

2021 Guidance Ranges [1]	Low	High

Adjusted net earnings per share [2]	$5.85	$6.10

Adjusted EBITDA (billions) [2]	$6.9	$7.1

Retail Adjusted EBITDA (billions)	$1.75	$1.80

Potash Adjusted EBITDA (billions)	$2.65	$2.75

Nitrogen Adjusted EBITDA (billions)	$2.3	$2.4

Phosphate Adjusted EBITDA (millions)	$490	$540

Potash sales tonnes (millions) [3]	13.6	13.9

Nitrogen sales tonnes (millions) [3]	10.7	10.9

Depreciation and amortization (billions)	$1.9	$2.0

Effective tax rate on adjusted earnings	24%	25%

Sustaining capital expenditures (billions) [2]	$1.15	$1.25

  1  See the “Forward-Looking Statements” section.

  2  See the “Non-IFRS Financial Measures” section.

  3  Manufactured products only. Nitrogen excludes ESN® and Rainbow products.

Consolidated Results

	Three Months Ended September 30			Nine Months Ended September 30
(millions of US dollars)	2021	2020	% Change	2021	2020	% Change
Sales [1]	6,024	4,227	43	20,445	16,856	21
Freight, transportation and distribution	220	204	8	653	653	-
Cost of goods sold	3,639	3,004	21	13,589	12,129	12
Gross margin [1]	2,165	1,019	112	6,203	4,074	52
Expenses [1]	1,108	1,741	(36)	3,249	3,575	(9)
Net earnings (loss)	726	(587)	n/m	1,972	143	n/m
Adjusted EBITDA [2]	1,642	670	145	4,663	2,899	61
Cash (used in) provided by operating activities	(1,565)	(685)	128	249	545	(54)
Free cash flow (“FCF”) [2]	862	280	208	2,751	1,634	68
FCF including changes in non-cash operating working capital [2]	(1,890)	(888)	113	(544)	34	n/m

  1  Certain immaterial figures have been reclassified for the three and nine months ended September 30, 2020.

  2  See the “Non-IFRS Financial Measures” section.

Net earnings and adjusted EBITDA increased significantly in the third quarter and first nine months of 2021 compared to the same periods in 2020 due to higher net realized selling prices across our nutrient businesses, higher potash sales volumes and earnings growth in Nutrien Ag Solutions (“Retail”), as well as, the non-cash impairment in the third quarter of 2020 that was primarily related to our phosphate business. Cash flow from operating activities decreased in the third quarter and first nine months of 2021 compared to the same periods in 2020 due to higher working capital requirements associated with much higher sales and higher value of fertilizers, while free cash flow increased by over $1 billion in the first nine months of 2021. The COVID-19 pandemic had a limited impact on our results during the third quarter and first nine months of 2021.

Segment Results

Our discussion of segment results set out on the following pages is a comparison of the results for the three and nine months ended September 30, 2021 to the results for the three and nine months ended September 30, 2020, unless otherwise noted.

 Nutrien Ag Solutions (“Retail”)

	Three Months Ended September 30

(millions of US dollars, except	Dollars			Gross Margin			Gross Margin (%)
as otherwise noted)	2021	2020	% Change	2021	2020	% Change	2021	2020
Sales
Crop nutrients	1,194	780	53	246	179	37	21	23
Crop protection products	1,469	1,328	11	374	256	46	25	19
Seed	140	103	36	56	27	107	40	26
Merchandise	265	234	13	44	37	19	17	16
Nutrien Financial [1]	54	36	50	54	36	50	100	100
Services and other [1]	276	296	(7)	194	183	6	70	62
Nutrien Financial elimination [2]	(51)	(35)	46	(51)	(35)	46	100	100
	3,347	2,742	22	917	683	34	27	25
Cost of goods sold	2,430	2,059	18
Gross margin	917	683	34
Expenses [1,3]	808	691	17
Earnings (loss) before finance costs and taxes (“EBIT”)	109	(8)	n/m
Depreciation and amortization	182	170	7
EBITDA / Adjusted EBITDA	291	162	80

  1  Certain immaterial figures have been reclassified for the three months ended September 30, 2020.

  2  Represents elimination for the interest and service fees charged by Nutrien Financial to Retail branches.

  3  Includes selling expenses of $746 million (2020 – $669 million).

	Nine Months Ended September 30

(millions of US dollars, except	Dollars			Gross Margin			Gross Margin (%)
as otherwise noted)	2021	2020	% Change	2021	2020	% Change	2021	2020
Sales
Crop nutrients	5,255	4,092	28	1,169	894	31	22	22
Crop protection products	5,220	4,774	9	1,137	960	18	22	20
Seed	1,819	1,638	11	362	305	19	20	19
Merchandise	763	703	9	127	116	9	17	17
Nutrien Financial [1]	138	92	50	138	92	50	100	100
Services and other [1]	784	951	(18)	617	567	9	79	60
Nutrien Financial elimination	(123)	(83)	48	(123)	(83)	48	100	100
	13,856	12,167	14	3,427	2,851	20	25	23
Cost of goods sold	10,429	9,316	12
Gross margin	3,427	2,851	20
Expenses [1,2]	2,467	2,206	12
EBIT	960	645	49

Depreciation and amortization	528	488	8
EBITDA	1,488	1,133	31

Adjustments [3]	9	-	n/m
Adjusted EBITDA	1,497	1,133	32

  1  Certain immaterial figures have been reclassified for the nine months ended September 30, 2020.

  2  Includes selling expenses of $2,276 million (2020 – $2,068 million).

  3  See Note 2 to the interim financial statements.

•

Adjusted EBITDA increased in the third quarter and first nine months of 2021 due to significantly higher sales and gross margin. Higher sales were achieved through market share growth and strong agriculture fundamentals. Gross margin increased due to improved proprietary product results and from strategic procurement of crop nutrients and crop protection products in a rising price environment. Retail cash operating coverage ratio[1] declined to 59 percent for the rolling four quarters ended September 30, 2021 due to significantly higher gross margin.

•

Crop nutrients sales increased in the third quarter and first nine months of 2021 as a result of record sales volumes and higher selling prices. Gross margin per tonne increased significantly due to strategic purchasing in a rising price environment and higher proprietary product sales. Gross margin percentage decreased slightly in the third quarter of 2021 due to the magnitude of per tonne selling price increases but was slightly higher in the first nine months of 2021.

1 This financial measure is a non-IFRS financial measure. See the “Non-IFRS Financial Measures” section for further information

•

Crop protection products sales increased in the third quarter and first nine months of 2021 due to higher selling prices, market share growth and higher proprietary product sales. The reliability of our supply chain and strategic procurement allowed us to deliver on strong grower demand and generate higher gross margin percentages.

•

Seed sales increased in the third quarter and first nine months of 2021 due to strategic acquisitions in Brazil, strong grower purchasing in the US and higher planted acreage in key regions where we operate. Gross margin percentage increased in the third quarter and first nine-months of 2021 due to the timing and mix of seed sales and a greater proportion of higher margin proprietary product sales.

•	Merchandise sales and gross margin percentage increased in the third quarter and first nine months of 2021 primarily driven by strong grower and rancher purchasing in Australia.

•

Nutrien Financial sales increased in the third quarter and first nine months of 2021 due to higher utilization and adoption of our programs, including from the expansion of Nutrien Financial into Australia in the fourth quarter of 2020. At the end of the third quarter of 2021 net receivables in the programs were $2.8 billion, an increase of $1.1 billion compared to the same time last year, while net credit loss was minimal in the first nine months of 2021 and 2020 due to strong credit evaluation and collection.

•

Services and other sales decreased in the third quarter and first nine months of 2021 compared to the same periods in 2020 due to the divestiture of an Australian livestock export business in the fourth quarter of 2020, which more than offset higher US custom application sales. Despite the change in revenue mix, gross margin increased and the impact to gross margin percentage was favorable for both the third quarter and first nine months of 2021.

 Potash

	Three Months Ended September 30

(millions of US dollars, except	Dollars			Tonnes (thousands)			Average per Tonne
as otherwise noted)	2021	2020	% Change	2021	2020	% Change	2021	2020	% Change

Manufactured product

Net sales

North America	483	252	92	1,515	1,426	6	319	176	81

Offshore	705	339	108	2,276	2,252	1	310	151	105

	1,188	591	101	3,791	3,678	3	313	161	94

Cost of goods sold	372	303	23				98	83	18

Gross margin - total	816	288	183				215	78	176

Expenses [1]	146	84	74	Depreciation and amortization			35	34	2

EBIT	670	204	228	Gross margin excluding depreciation

Depreciation and amortization	131	124	6	and amortization - manufactured [2]			250	112	123

EBITDA	801	328	144	Potash cash cost of product

Adjustments [3]	7	22	(68)	manufactured [2]			66	53	25

Adjusted EBITDA	808	350	131
1 Includes provincial mining taxes of $128 million (2020 – $58 million). 2 See the “Non-IFRS Financial Measures” section. 3 See Note 2 to the interim financial statements.

	Nine Months Ended September 30

(millions of US dollars, except	Dollars			Tonnes (thousands)			Average per Tonne
as otherwise noted)	2021	2020	% Change	2021	2020	% Change	2021	2020	% Change

Manufactured product

Net sales

North America	1,141	709	61	4,157	3,774	10	275	188	46

Offshore	1,475	987	49	6,412	6,396	-	230	154	49

	2,616	1,696	54	10,569	10,170	4	248	167	49

Cost of goods sold	980	878	12				93	87	7

Gross margin - total	1,636	818	100				155	80	94

Expenses [1]	333	199	67	Depreciation and amortization			35	32	9

EBIT	1,303	619	111	Gross margin excluding depreciation

Depreciation and amortization	371	329	13	and amortization - manufactured			190	112	69

EBITDA	1,674	948	77	Potash cash cost of product

Adjustments [2]	9	22	(59)	manufactured			61	55	11

Adjusted EBITDA	1,683	970	74

  1  Includes provincial mining taxes of $293 million (2020 – $161 million).

  2  See Note 2 to the interim financial statements.

•	Adjusted EBITDA increased in the third quarter and first nine months of 2021 due to higher net realized selling prices and record sales volumes in the first nine months of 2021.

•

Sales volumes increased in the third quarter and first nine months of 2021 and were the highest of any first nine-month period on record underpinned by the reliable supply from our flexible, low-cost network of six mines and integrated transportation and logistics system.

•

Net realized selling price increased in the third quarter and first nine months of 2021 due to strong global demand supported by higher crop prices and impacts to global supply caused by competitor outages and project delays.

•

Cost of goods sold per tonne in the third quarter and first nine months of 2021 increased primarily due to a stronger Canadian dollar, the timing of mine maintenance activity and higher royalties resulting from increased selling prices.

Canpotex Sales by Market

(percentage of sales volumes, except as otherwise noted)	Three Months Ended September 30			Nine Months Ended September 30
	2021	2020	Change	2021	2020	Change

Latin America	48	36	12	38	33	5

Other Asian markets [1]	28	20	8	35	25	10

India	9	14	(5)	6	13	(7)

China	7	23	(16)	11	22	(11)

Other markets	8	7	1	10	7	3
	100	100		100	100

 1 All Asian markets except China and India.

 Nitrogen

	Three Months Ended September 30
(millions of US dollars, except	Dollars			Tonnes (thousands)			Average per Tonne
as otherwise noted)	2021	2020	% Change	2021	2020	% Change	2021	2020	% Change

Manufactured product

Net sales

Ammonia	368	105	250	721	546	32	509	193	164

Urea	316	193	64	659	766	(14)	480	251	91

Solutions, nitrates and sulfates	289	143	102	1,141	1,091	5	253	131	93

	973	441	121	2,521	2,403	5	386	184	110

Cost of goods sold	591	392	51				234	164	43

Gross margin - manufactured	382	49	680				152	20	660

Gross margin - other [1]	24	9	167	Depreciation and amortization			50	55	(9)

Gross margin - total	406	58	600	Gross margin excluding depreciation

(Income) expenses	(1)	21	n/m	and amortization - manufactured			202	75	171

EBIT	407	37	1,000	Ammonia controllable cash cost of

Depreciation and amortization	125	131	(5)	product manufactured [2]			53	47	13

EBITDA	532	168	217

Adjustments [3]	-	27	(100)

Adjusted EBITDA	532	195	173

1 Includes other nitrogen (including ESN® and Rainbow) and purchased products and is comprised of net sales of $128 million (2020 – $99 million) less cost of goods sold of $104 million (2020 – $90 million).

2 See the “Non-IFRS Financial Measures” section.

3 See Note 2 to the interim financial statements.

	Nine Months Ended September 30

(millions of US dollars, except	Dollars			Tonnes (thousands)			Average per Tonne
as otherwise noted)	2021	2020	% Change	2021	2020	% Change	2021	2020	% Change

Manufactured product

Net sales

Ammonia	874	464	88	2,129	2,048	4	411	227	81

Urea	911	703	30	2,235	2,622	(15)	407	268	52

Solutions, nitrates and sulfates	743	500	49	3,526	3,451	2	211	145	46

	2,528	1,667	52	7,890	8,121	(3)	320	205	56

Cost of goods sold	1,628	1,344	21				206	165	25

Gross margin - manufactured	900	323	179				114	40	185

Gross margin - other [1]	72	40	80	Depreciation and amortization			52	56	(7)

Gross margin - total	972	363	168	Gross margin excluding depreciation and amortization - manufactured
(Income) expenses	(1)	29	n/m				166	96	73

EBIT	973	334	191	Ammonia controllable cash cost of

Depreciation and amortization	409	453	(10)	product manufactured			52	44	18

EBITDA	1,382	787	76

Adjustments [2]	5	27	(81)

Adjusted EBITDA	1,387	814	70

  1  Includes other nitrogen (including ESN® and Rainbow) and purchased products and is comprised of net sales of $512 million (2020 – $404 million) less cost of goods sold of $440 million (2020 – $364 million).

  2  See Note 2 to the interim financial statements.

•	Adjusted EBITDA increased in the third quarter and first nine months of 2021 primarily due to higher net realized selling prices which more than offset higher natural gas costs.

•

Sales volumes increased in the third quarter of 2021 due to strong market demand and higher availability from our facility in Trinidad. Sales volumes in the first nine months of 2021 decreased compared to the same period in 2020 due to more planned turnaround activity, temporary production outages and lower inventory volumes at the beginning of 2021 compared to the same period in 2020.

•

Net realized selling price in the third quarter and first nine months of 2021 was higher due to higher benchmark prices resulting from the strength in global agriculture markets, a recovery in industrial nitrogen demand, global production outages and higher energy prices in key nitrogen exporting regions.

•

Cost of goods sold per tonne increased during the third quarter and first nine months of 2021 due to higher natural gas costs, production outages at our lower-cost North American facilities and a stronger Canadian dollar.

Natural Gas Prices in Cost of Production

	Three Months Ended September 30			Nine Months Ended September 30

(US dollars per MMBtu, except as otherwise noted)	2021	2020	% Change	2021	2020	% Change

Overall gas cost excluding realized derivative impact	4.77	2.18	119	3.92	2.17	81

Realized derivative impact	0.01	0.06	(83)	0.02	0.06	(67)

Overall gas cost	4.78	2.24	113	3.94	2.23	77

Average NYMEX	4.01	1.98	103	3.18	1.88	69

Average AECO	2.83	1.62	75	2.48	1.54	61

•

Natural gas prices in our cost of production increased in the third quarter and first nine months of 2021 as a result of higher North American gas index prices and increased gas costs in Trinidad, where our gas prices are linked to ammonia benchmark prices.

 Phosphate

	Three Months Ended September 30
(millions of US dollars, except	Dollars			Tonnes (thousands)			Average per Tonne
as otherwise noted)	2021	2020	% Change	2021	2020	% Change	2021	2020	% Change

Manufactured product

Net sales

Fertilizer	269	172	56	428	542	(21)	628	317	98

Industrial and feed	132	94	40	192	166	16	689	563	22

	401	266	51	620	708	(12)	648	375	73

Cost of goods sold	300	268	12				484	379	28

Gross margin - manufactured	101	(2)	n/m				164	(4)	n/m

Gross margin - other [1]	7	1	600	Depreciation and amortization			63	85	(26)

Gross margin - total	108	(1)	n/m	Gross margin excluding depreciation

Expenses	12	782	(98)	and amortization - manufactured			227	81	181

EBIT	96	(783)	n/m

Depreciation and amortization	39	60	(35)

EBITDA	135	(723)	n/m

Adjustments [2]	-	769	(100)

Adjusted EBITDA	135	46	193

1 Includes other phosphate and purchased products and is comprised of net sales of $47 million (2020 - $26 million) less cost of goods sold of $40 million (2020 - $25 million).

2 See Note 2 to the interim financial statements.

	Nine Months Ended September 30
(millions of US dollars, except	Dollars			Tonnes (thousands)			Average per Tonne
as otherwise noted)	2021	2020	% Change	2021	2020	% Change	2021	2020	% Change

Manufactured product

Net sales

Fertilizer	731	491	49	1,331	1,582	(16)	549	310	77

Industrial and feed	365	304	20	577	551	5	633	552	15

	1,096	795	38	1,908	2,133	(11)	575	373	54

Cost of goods sold	853	779	9				448	366	22

Gross margin - manufactured	243	16	n/m				127	7	n/m

Gross margin - other [1]	15	4	275	Depreciation and amortization			59	84	(30)

Gross margin - total	258	20	n/m	Gross margin excluding depreciation

Expenses	26	799	(97)	and amortization - manufactured			186	91	104

EBIT	232	(779)	n/m

Depreciation and amortization	112	179	(37)

EBITDA	344	(600)	n/m

Adjustments [2]	-	769	(100)

Adjusted EBITDA	344	169	104

1 Includes other phosphate and purchased products and is comprised of net sales of $140 million (2020 - $87 million) less cost of goods sold of $125 million (2020 - $83 million).

2 See Note 2 to the interim financial statements.

•	Adjusted EBITDA increased in the third quarter and first nine months of 2021 due to higher net realized selling prices which more than offset higher raw material costs and lower sales volumes.

•

Sales volumes were lower in the third quarter of 2021 due to the timing of sales and a greater proportion of certain fertilizer and industrial products with a higher P2O5 content. Sales volumes in the first nine months of 2021 were also impacted by lower inventory volumes at the beginning of 2021 compared to the same period in 2020.

•

Net realized selling price increased in the third quarter and first nine months of 2021 as a result of higher fertilizer benchmark prices driven by robust global phosphate demand, tight inventories and higher global raw material costs. Industrial and feed prices also increased in the third quarter and first nine months of 2021, but to a lesser extent than fertilizer, due to a lag in price realizations relative to spot prices.

•

Cost of goods sold per tonne increased in the third quarter and first nine months of 2021 due to significantly higher raw material input costs and a favorable non-cash inventory adjustment in the third quarter of 2020, partially offset by lower depreciation and amortization. Results for the first nine months of 2020 were also impacted by a $46 million favorable change in estimate related to an asset retirement obligation recorded in the second quarter of 2020.

 Corporate and Others

(millions of US dollars, except as otherwise noted)	Three Months Ended September 30			Nine Months Ended September 30
	2021	2020	% Change	2021	2020	% Change
Sales [1]	-	23	(100)	-	70	(100)
Cost of goods sold	-	20	(100)	-	63	(100)
Gross margin	-	3	(100)	-	7	(100)
Selling expenses	(9)	(4)	125	(24)	(17)	41
General and administrative expenses	58	66	(12)	182	191	(5)
Share-based compensation expense	64	29	121	125	9	n/m
Impairment of assets	-	5	(100)	-	5	(100)
Other expenses	30	67	(55)	141	154	(8)
EBIT	(143)	(160)	(11)	(424)	(335)	27
Depreciation and amortization	12	15	(20)	34	41	(17)
EBITDA	(131)	(145)	(10)	(390)	(294)	33
Adjustments [2]	89	74	20	232	92	152
Adjusted EBITDA	(42)	(71)	(41)	(158)	(202)	(22)
1 Primarily relates to our non-core Canadian business that was sold in 2020.
2 See Note 2 to the interim financial statements.

•

Share-based compensation expense was higher in the third quarter and first nine months of 2021 compared to the same periods in 2020 due to an increase in our share price. We also had a higher number of share-based awards that vested in 2021.

•

Other expenses were lower in the third quarter and first nine months of 2021 compared to the same periods in 2020 due to lower information technology project related costs and lower foreign exchange losses. This was partially offset by additional cloud computing related expenses recognized in the first nine months of 2021 from our change in accounting policy (refer to Note 3 to the interim financial statements).

 Eliminations

Eliminations of gross margin between operating segments in the third quarter of 2021 were $(82) million compared to $(12) million for the third quarter of 2020 and $(90) million in the first nine months of 2021 compared to a $15 million gross margin recovery for the same period in 2020. Eliminations increased due to higher margin inventories held by our Retail segment. Eliminations are not part of the Corporate and Others segment.

Finance Costs, Income Tax Expense (Recovery) and

Other Comprehensive (Loss) Income

(millions of US dollars, except as otherwise noted)	Three Months Ended September 30			Nine Months Ended September 30
	2021	2020	% Change	2021	2020	% Change
Finance costs	122	129	(5)	367	401	(8)
Income tax expense (recovery)	209	(264)	n/m	615	(45)	n/m
Other comprehensive (loss) income	(79)	71	n/m	6	(86)	n/m

•

Finance costs in the third quarter and first nine months of 2021 were lower compared to the same periods in 2020 due to lower interest rates and a lower short-term debt balance, more than offsetting a higher long-term debt balance resulting from the $1.5 billion in notes issued in the second quarter of 2020.

•

Income tax expense in the third quarter and first nine months of 2021 was higher as a result of higher earnings before income taxes compared to the same periods in 2020. Income tax recoveries were recorded in 2020 due to an impairment of assets and discrete tax recoveries related to US legislative changes.

•

Other comprehensive (loss) income is primarily driven by changes in the currency translation of our foreign operations and our investment in Sinofert Holdings Ltd. (“Sinofert”). The Australian dollar depreciated as at September 30, 2021 relative to June 30, 2021 and December 31, 2020 levels which led to translation losses in the third quarter and first nine months of 2021. This was partially offset by an increase in the fair value of our investment in Sinofert.

Liquidity and Capital Resources

Sources and Uses of Liquidity

We continued to manage our capital in accordance with our capital allocation strategy. We believe that our internally generated cash flow, supplemented by available borrowings under our existing financing sources, if necessary, will be sufficient to meet our anticipated capital expenditures and other cash requirements for the foreseeable future. Refer to the “Capital Structure and Management” section for details on our existing long-term debt and credit facilities.

Sources and Uses of Cash

(millions of US dollars, except as otherwise noted)	Three Months Ended September 30			Nine Months Ended September 30
	2021	2020	% Change	2021	2020	% Change

Cash (used in) provided by operating activities	(1,565)	(685)	128	249	545	(54)

Cash used in investing activities	(523)	(356)	47	(1,342)	(1,209)	11

Cash provided by financing activities	757	85	791	117	465	(75)

Effect of exchange rate changes on cash and cash equivalents	(20)	6	n/m	(35)	(7)	400

Decrease in cash and cash equivalents	(1,351)	(950)	42	(1,011)	(206)	391

Cash (used in) provided by operating activities

• Higher cash used in operating activities in the third quarter of 2021 and lower cash provided by operating activities in the first nine months of 2021 compared to the same periods in 2020 were due to higher seasonal working capital requirements offsetting higher earnings due to strong demand for crop inputs and tight fertilizer supply.

Cash used in investing activities

• Higher cash used in investing activities in the third quarter and first nine months of 2021 was due to an increase in capital expenditures caused by higher turnaround and maintenance activities, and nitrogen brownfield expansion costs compared to the same periods in 2020.

Cash provided by financing activities

• Higher cash provided by financing activities for the third quarter of 2021 compared to the same period in 2020 was due to increased commercial paper drawdowns to temporarily finance working capital requirements.

• Lower cash provided by financing activities for the first nine months of 2021 was due to the issuance of $1.5 billion of notes and a note repayment of $500 million in the same period in 2020 with no similar activities in 2021. This was offset by increased commercial paper drawdowns in the first nine months of 2021.

Financial Condition Review

The following balance sheet categories contained variances that were considered significant:

	As at
(millions of US dollars, except as otherwise noted)	September 30, 2021	December 31, 2020	$	Change	% Change
Assets
Cash and cash equivalents	443	1,454		(1,011)	(70)
Receivables	6,911	3,626		3,285	91
Inventories	4,674	4,930		(256)	(5)
Prepaid expenses and other current assets	654	1,460		(806)	(55)
Other assets	679	914		(235)	(26)
Liabilities and Equity
Short-term debt	1,255	159		1,096	689
Payables and accrued charges	6,930	8,058		(1,128)	(14)
Share capital	15,818	15,673		145	1
Retained earnings	7,735	6,606		1,129	17

•	Explanations for changes in Cash and cash equivalents are in the “Sources and Uses of Cash” section.

•

Receivables increased due to higher sales across all of our segments. This was a result of increased crop nutrient net realized selling prices and strong demand for crop inputs, seasonal Retail sales and higher Retail vendor rebates receivables. Certain income tax receivables previously classified as non-current are currently realizable within one year.

•

Inventories decreased due to the seasonality of our Retail segment. Generally, we carry higher inventory levels at year-end and during the early part of the year in preparation for the upcoming planting and application seasons. Throughout the year, inventory levels decrease as we sell to our customers. As at September 30, 2021, we held higher than average levels of inventory compared to the same period in 2020 due to the higher cost to produce or purchase inventory and held higher volumes of Retail inventory to meet anticipated demand.

•

Prepaid expenses and other current assets decreased due to the drawdown of prepaid inventory where Retail typically prepays for products at year-end and takes possession of inventory throughout the year.

•	Other assets decreased due to a reclassification of certain income tax receivables as current receivables, which will be realized within one year.

•	Short-term debt increased from commercial paper issuances as part of our seasonal working capital management.

•

Payables and accrued charges decreased due to the seasonality of our Retail segment. Similar to the movement of our inventories and prepaid expenses, we generally enter into vendor arrangements at year-end. Throughout the year, we settle our vendor obligations and customer prepayments decrease as drawdowns occur. As at September 30, 2021, we had higher payables balances compared to the same period in 2020 due to rising inventory costs, customer prepayments and higher income tax payable from increased earnings.

•	Share capital increased from exercise of stock options partially offset by shares repurchased.

•	Retained earnings increased as net earnings in the first nine months of 2021 exceeded dividends declared.

Capital Structure and Management

Principal Debt Instruments

As part of the normal course of business, we closely monitor our liquidity position. We use a combination of cash generated from operations and short-term and long-term debt to finance our operations. We were in compliance with our debt covenants and did not have any changes to our credit ratings in the nine months ended September 30, 2021.

	As at September 30, 2021

			Outstanding and Committed

(millions of US dollars)	Rate of Interest (%)	Total Facility Limit	Short-term debt	Long-term debt

Credit facilities

Unsecured revolving term credit facility	n/a	4,500	-	-

Uncommitted revolving demand facility	n/a	500	-	-

Other credit facilities [1]	1.8 - 11.4	635	128	156

Other short-term debt	n/a		88	-

Commercial Paper	0.2 - 0.3		1,039	-

Total			1,255	156

1  Other credit facilities are unsecured and consist of South American facilities with debt of $261 million and interest rates ranging from 1.8 percent to 11.4 percent and other facilities with debt of $23 million and interest rates ranging from 2.3 percent to 3.9 percent.

We also have a commercial paper program, which is limited to the availability of backup funds under the $4,500 million unsecured revolving term credit facility and excess cash invested in highly liquid securities.

We extended the maturity date of the unsecured revolving term credit facility from 2023 to 2026 in the second quarter of 2021. There was no change to the total facility limit or the significant agreement terms from those we disclosed in our 2020 Annual Report.

Our long-term debt consists primarily of notes. See the “Capital Structure and Management” section of our 2020 Annual Report for information on balances, rates and maturities for our notes. We expect to reduce our long-term debt by approximately $2 billion in the next six months by using cash on hand and proceeds from the issuance of commercial paper.

Outstanding Share Data

As at October 29, 2021

Common shares	570,785,966

Options to purchase common shares	7,182,599

For more information on our capital structure and management, see Note 24 to our 2020 annual financial statements.

Quarterly Results

(millions of US dollars, except as otherwise noted)	Q3 2021	Q2 2021	Q1 2021	Q4 2020	Q3 2020	Q2 2020	Q1 2020	Q4 2019

Sales [1]	6,024	9,763	4,658	4,052	4,227	8,431	4,198	3,462

Net earnings (loss)	726	1,113	133	316	(587)	765	(35)	(48)

Net earnings (loss) attributable to equity holders of Nutrien	717	1,108	127	316	(587)	765	(35)	(48)

Adjusted EBITDA	1,642	2,215	806	768	670	1,721	508	664

Net earnings (loss) per share attributable to equity holders of Nutrien

Basic	1.26	1.94	0.22	0.55	(1.03)	1.34	(0.06)	(0.08)

Diluted	1.25	1.94	0.22	0.55	(1.03)	1.34	(0.06)	(0.08)
1 Certain immaterial figures have been reclassified in the first three quarters of 2020.

Seasonality in our business results from increased demand for products during the planting season. Crop input sales are generally higher in the spring and fall application seasons. Crop nutrient inventories are normally accumulated leading up to each application season. Our cash collections generally occur after the application season is complete, while customer prepayments made to us are concentrated in December and January and inventory prepayments paid to our suppliers are typically concentrated in the period from November to January. Feed and industrial sales are more evenly distributed throughout the year.

In the third quarter of 2020, earnings were impacted by an $823 million non-cash impairment of assets primarily in the Phosphate segment as a result of lower forecasted global phosphate prices. In the fourth quarter of 2020, earnings were impacted by a $250 million net gain on disposal of our investment in Misr Fertilizers Production Company S.A.E. (“MOPCO”).

Critical Accounting Estimates

Our significant accounting policies are disclosed in our 2020 Annual Report. We have discussed the development, selection and application of our key accounting policies, and the critical accounting estimates and assumptions they involve, with the audit committee of the Board. Our critical accounting estimates are discussed on page 53 of our 2020 Annual Report. There were no significant changes in the nine months ended September 30, 2021 to our critical accounting estimates.

Controls and Procedures

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended, and National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with IFRS. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

There has been no change in our internal control over financial reporting during the three months ended September 30, 2021 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Forward-Looking Statements

Certain statements and other information included in this document, including within the “Financial Outlook and Guidance” section, constitute “forward-looking information” or “forward-looking statements” (collectively, “forward-looking statements”) under applicable securities laws (such statements are often accompanied by words such as “anticipate”, “forecast”, “expect”, “believe”, “may”, “will”, “should”, “estimate”, “intend” or other similar words). All statements in this document, other than those relating to historical information or current conditions, are forward-looking statements, including, but not limited to: Nutrien’s business strategies, plans, prospects and opportunities; Nutrien’s full-year guidance, including expectations regarding our adjusted net earnings per share and adjusted EBITDA (consolidated and by segment); expectations regarding our growth and capital allocation intentions and strategies; capital spending expectations for 2021; expectations regarding our ability to reduce our long term debt; expectations regarding performance of our operating segments in 2021, including our operating segment market outlooks and market conditions for 2021, and the anticipated supply and demand for our products and services, expected market and industry conditions with respect to crop nutrient application rates, planted acres, crop mix, prices and the impact of import and export volumes; Nutrien’s ability to develop innovative and sustainable solutions; the negotiation of sales contracts; expected benefits from our brownfield expansion projects; and acquisitions and divestitures. These forward-looking statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such forward-looking statements. As such, undue reliance should not be placed on these forward-looking statements.

All of the forward-looking statements are qualified by the assumptions that are stated or inherent in such forward-looking statements, including the assumptions referred to below and elsewhere in this document. Although we believe that these assumptions are reasonable, having regard to our experience and our perception of historical trends, this list is not exhaustive of the factors that may affect any of the forward-looking statements and the reader should not place an undue reliance on these assumptions and such forward-looking statements. Current conditions, economic and otherwise, render assumptions, although reasonable when made, subject to greater uncertainty. The additional key assumptions that have been made include, among other things, assumptions with respect to our ability to successfully complete, integrate and realize the anticipated benefits of our already completed and future acquisitions and divestitures, and that we will be able to implement our standards, controls, procedures and policies in respect of any acquired businesses and to realize the expected synergies; that future business, regulatory and industry conditions will be within the parameters expected by us, including with respect to prices, margins, demand, supply, product availability, supplier agreements, availability and cost of labor and interest, exchange and effective tax rates; assumptions with respect to global economic conditions and the accuracy of our market outlook expectations for 2021 and in the future; our expectations regarding the impacts, direct and indirect, of the COVID-19 pandemic on our business, customers, business partners, employees, supply chain, other stakeholders and the overall economy; the adequacy of our cash generated from operations and our ability to access our credit facilities or capital markets for additional sources of financing; our ability to identify suitable candidates for acquisitions and divestitures and negotiate acceptable terms; our ability to maintain investment grade ratings and achieve our performance targets; our ability to successfully negotiate sales contracts; and our ability to successfully implement new initiatives and programs.

Events or circumstances that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: general global economic, market and business conditions; failure to complete announced and future acquisitions or divestitures at all or on the expected terms and within the expected timeline; climate change and weather conditions, including impacts from regional flooding and/or drought conditions; crop planted acreage, yield and prices; the supply and demand and price levels for our products; governmental and regulatory requirements and actions by governmental authorities, including changes in government policy (including tariffs, trade restrictions and climate change initiatives), government ownership requirements, changes in environmental, tax and other laws or regulations and the interpretation thereof; political risks, including civil unrest, actions by armed groups or conflict and malicious acts including terrorism; the occurrence of a major environmental or safety incident; innovation and cybersecurity risks related to our systems, including our costs of addressing or mitigating such risks; counterparty and sovereign risk; delays in completion of turnarounds at our major facilities; interruptions of or constraints in availability of key inputs, including natural gas and sulfur; any significant impairment of the carrying amount of certain assets; risks related to reputational loss; certain complications that may arise in our mining processes; the ability to attract, engage and retain skilled employees and strikes or other forms of work stoppages; the COVID-19 pandemic, including variants of the COVID-19 virus and the efficiency and distribution of vaccines, and its resulting effects on economic conditions, restrictions imposed by public health authorities or governments, including government-imposed vaccine mandates, fiscal and monetary responses by governments and financial institutions and disruptions to global supply chains; and other risk factors detailed from time to time in Nutrien reports filed with the Canadian securities regulators and the SEC in the United States.

The purpose of our expected adjusted net earnings per share, adjusted EBITDA (consolidated and by segment) and sustaining capital expenditures guidance ranges, are to assist readers in understanding our expected and targeted financial results, and this information may not be appropriate for other purposes.

The forward-looking statements in this document are made as of the date hereof and Nutrien disclaims any intention or obligation to update or revise any forward-looking statements in this document as a result of new information or future events, except as may be required under applicable Canadian securities legislation or applicable US federal securities laws.

Terms and Definitions

For the definitions of certain financial and non-financial terms used in this document, as well as a list of abbreviated company names and sources, see the “Terms and Definitions” section of our 2020 Annual Report. All references to per share amounts pertain to diluted net earnings (loss) per share, “n/m” indicates information that is not meaningful, and all financial amounts are stated in millions of US dollars, unless otherwise noted.

Appendix A - Selected Additional Financial Data

Selected Retail measures	Three Months Ended September 30		Nine Months Ended September 30
	2021	2020	2021	2020

Proprietary products margin as a percentage of product line margin (%)

Crop nutrients	26	33	24	27

Crop protection products	41	43	41	40

Seed	48	n/m	45	43
All products [1]	27	24	27	27

Crop nutrients sales volumes (tonnes - thousands)

North America	1,112	1,159	7,729	7,683

International	898	741	2,833	2,364

Total	2,010	1,900	10,562	10,047

Crop nutrients selling price per tonne

North America	602	413	510	423

International	585	407	464	356

Total	595	411	498	407

Crop nutrients gross margin per tonne

North America	147	116	127	102

International	95	61	67	47

Total	124	94	111	89
1 Certain immaterial figures have been reclassified for the three months ended September 30, 2020.

Financial performance measures				2021

Retail adjusted EBITDA to sales (“Retail adjusted EBITDA margin”) (%) [1]				11

Retail adjusted average working capital to sales (%) [1,2]				12

Retail adjusted average working capital to sales excluding Nutrien Financial (%) [1,2]				(1)

Retail cash operating coverage ratio (%) [1,2]				59

Retail normalized comparable store sales (%) [2]				5

Retail adjusted EBITDA per US selling location (thousands of US dollars) [1,2]				1,362

Nutrien Financial net interest margin (%) [1,2]				6.4
1 Rolling four quarters ended September 30, 2021.
2 See the “Non-IFRS Financial Measures” section.

Nutrien Financial	As at September 30, 2021

(millions of US dollars)	Current	<31 days past due	31-90 days past due	>90 days past due	Gross Receivables	Allowance [1]	Net Receivables

North America	2,351	47	36	62	2,496	(28)	2,468

International	258	15	17	64	354	(2)	352

Nutrien Financial receivables	2,609	62	53	126	2,850	(30)	2,820
1 Bad debt expense on the above receivables for the nine months ended September 30, 2021 was $9 million (2020 - $20 million) in the Retail segment.

Selected Nitrogen measures	Three Months Ended September 30		Nine Months Ended September 30
	2021	2020	2021	2020

Sales volumes (tonnes - thousands)

Fertilizer	1,320	1,426	4,450	5,010

Industrial and feed	1,201	977	3,440	3,111

Net sales (millions of US dollars)

Fertilizer	533	280	1,503	1,108

Industrial and feed	440	161	1,025	559

Net selling price per tonne

Fertilizer	404	196	338	221

Industrial and feed	366	166	298	180

Production measures	Three Months Ended September 30		Nine Months Ended September 30
	2021	2020	2021	2020
Potash production (Product tonnes - thousands)	3,199	3,430	10,149	9,811
Potash shutdown weeks [1]	10	4	14	38
Ammonia production - total [2]	1,414	1,413	4,355	4,479
Ammonia production - adjusted [2,3]	856	1,009	2,863	3,067
Ammonia operating rate (%) [3]	77	91	87	93
P2O5 production (P2O5 tonnes - thousands)	384	354	1,109	1,083
P2O5 operating rate (%)	90	83	87	85
1 Represents weeks of full production shutdown, excluding the impact of any periods of reduced operating rates and planned routine annual maintenance shutdowns and announced workforce reductions.
2 All figures are provided on a gross production basis in thousands of product tonnes.
3 Excludes Trinidad and Joffre.

Appendix B - Non-IFRS Financial Measures

We use both IFRS and certain non-IFRS financial measures to assess performance. Non-IFRS financial measures are numerical measures of a company’s historical or future financial performance, financial position or cash flow that are not specified, defined or determined under IFRS, and are not presented in our interim financial statements. Non-IFRS measures either exclude amounts that are included in, or include amounts that are excluded from, the most directly comparable measure specified, defined or determined in accordance with IFRS. In evaluating these measures, investors should consider that the methodology applied in calculating such measures may differ among companies and analysts.

Management believes the non-IFRS financial measures provide transparent and useful supplemental information to help investors evaluate our financial performance, financial condition and liquidity using the same measures as management. These non-IFRS financial measures should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with IFRS.

The following section outlines our non-IFRS financial measures, their definitions, and why management uses each measure. It includes reconciliations to the most directly comparable IFRS measures. Except as otherwise described herein, our non-IFRS financial measures are calculated on a consistent basis from period to period and are adjusted for specific items in each period, as applicable. As non-recurring or unusual items arise, we generally exclude these items in our calculation of the applicable non-IFRS financial measure.

Adjusted EBITDA (Consolidated)

Most directly comparable IFRS financial measure: Net earnings (loss).

Definition: Adjusted EBITDA is calculated as net earnings (loss) before finance costs, income taxes, depreciation and amortization, certain integration and restructuring related costs, share-based compensation, impairment of assets, certain foreign exchange gain/loss (net of related derivatives), COVID-19 related expenses, cloud computing transition adjustment, loss on disposal of business, and net gain on disposal of investment in MOPCO. COVID-19 related expenses primarily consist of increased cleaning and sanitization costs, the purchase of personal protective equipment, discretionary supplemental employee costs and costs related to construction delays from access limitations and other government restrictions. Cloud computing transition adjustment relates to cloud computing costs in prior years that no longer qualify for capitalization based on an agenda decision issued by the IFRS Interpretations Committee in April 2021. In 2021, we amended our calculation of adjusted EBITDA to adjust for the impact of restructuring and related costs and cloud computing transition adjustment. There were no similar expenses in the comparative period.

Why we use the measure and why it is useful to investors: It is not impacted by long-term investment and financing decisions, but rather focuses on the performance of our day-to-day operations. It provides a measure of our ability to service debt and to meet other payment obligations.

	Three Months Ended September 30		Nine Months Ended September 30
(millions of US dollars)	2021	2020	2021	2020

Net earnings (loss)	726	(587)	1,972	143

Finance costs	122	129	367	401

Income tax expense (recovery)	209	(264)	615	(45)

Depreciation and amortization	489	500	1,454	1,490

EBITDA	1,546	(222)	4,408	1,989

Integration and restructuring related costs	8	10	47	38

Share-based compensation expense	64	29	125	9

Impairment of assets	7	823	12	823

COVID-19 related expenses	16	11	34	30

Foreign exchange loss, net of related derivatives	1	13	1	4

Loss on disposal of business	-	6	-	6

Cloud computing transition adjustment	-	-	36	-
Adjusted EBITDA	1,642	670	4,663	2,899

Adjusted EBITDA (Consolidated), Adjusted Net Earnings Per Share and Sustaining Capital Expenditures Guidance

Adjusted EBITDA, adjusted net earnings per share and sustaining capital expenditures guidance are forward-looking non-IFRS financial measures. We do not provide a reconciliation of such forward-looking measures to the most directly comparable financial measures calculated and presented in accordance with IFRS due to unknown variables and the uncertainty related to future results. These unknown variables may include unpredictable transactions of significant value that may be inherently difficult to determine, without unreasonable efforts. Guidance for adjusted EBITDA and adjusted net earnings per share excludes the impacts of integration and restructuring related costs, share-based compensation, certain foreign exchange gain/loss (net of related derivatives), COVID-19 related expenses, and cloud computing transition adjustment. Guidance for sustaining capital expenditures includes anticipated expenditures required to sustain operations at existing levels and includes major repairs and maintenance and plant turnarounds.

Adjusted Net Earnings and Adjusted Net Earnings Per Share

Most directly comparable IFRS financial measure: Net earnings (loss) and net earnings (loss) per share.

Definition: Net earnings (loss) before certain integration and restructuring related costs, share-based compensation, certain foreign exchange gain/loss (net of related derivatives), COVID-19 related expenses (including those recorded under finance costs for managing our liquidity position in response to the COVID-19 pandemic in 2020), cloud computing transition adjustment, loss on disposal of business, net gain on disposal of investment in MOPCO and impairment of assets, net of tax. We generally apply the annual forecasted effective tax rate to our adjustments during the year and, at year-end, we apply the actual effective tax rate. If the effective tax rate is significantly different from our forecasted effective tax rate due to adjustments or discrete tax impacts, we apply a tax rate that excludes those items. For material adjustments, we apply a tax rate specific to the adjustment. In 2021, we amended our calculation of adjusted net earnings to adjust for the impact of restructuring and related costs and cloud computing transition adjustment. There were no similar expenses in the comparative period.

Why we use the measure and why it is useful to investors: Focuses on the performance of our day-to-day operations excluding the effects of non-operating items.

	Three Months Ended September 30, 2021			Nine Months Ended September 30, 2021
(millions of US dollars, except as otherwise noted)	Increases (Decreases)	Post-Tax	Per Diluted Share	Increases (Decreases)	Post-Tax	Per Diluted Share

Net earnings attributable to equity holders of Nutrien		717	1.25		1,952	3.41
Adjustments:
Integration and restructuring related costs	8	6	0.01	47	35	0.06
Share-based compensation expense	64	48	0.09	125	94	0.16

Impairment of assets	7	5	0.01	12	9	0.02
COVID-19 related expenses	16	12	0.02	34	26	0.05

Foreign exchange loss, net of related derivatives	1	1	-	1	1	-
Cloud computing transition adjustment	-	-	-	36	27	0.05
Adjusted net earnings		789	1.38		2,144	3.75

Free Cash Flow and Free Cash Flow Including Changes in Non-Cash Operating Working Capital

Most directly comparable IFRS financial measure: Cash from operations before working capital changes.

Definition: Cash from operations before working capital changes less sustaining capital expenditures. We also calculate a similar measure that includes changes in non-cash operating working capital.

Why we use the measure and why it is useful to investors: For evaluation of liquidity and financial strength. These are also useful as indicators of our ability to service debt, meet other payment obligations and make strategic investments. These do not represent residual cash flow available for discretionary expenditures.

	Three Months Ended September 30		Nine Months Ended September 30
(millions of US dollars)	2021	2020	2021	2020
Cash from operations before working capital changes	1,187	483	3,544	2,145
Sustaining capital expenditures	(325)	(203)	(793)	(511)
Free cash flow	862	280	2,751	1,634
Changes in non-cash operating working capital	(2,752)	(1,168)	(3,295)	(1,600)
Free cash flow including changes in non-cash operating working capital	(1,890)	(888)	(544)	34

Potash Cash Cost of Product Manufactured (“COPM”)

Most directly comparable IFRS financial measure: Cost of goods sold (“COGS”) for the Potash segment.

Definition: Potash COGS for the period excluding depreciation and amortization expense and inventory and other adjustments divided by the production tonnes for the period.

Why we use the measure and why it is useful to investors: To assess operational performance. Potash cash COPM excludes the effects of production from other periods and long-term investment decisions, supporting a focus on the performance of our day-to-day operations.

	Three Months Ended September 30		Nine Months Ended September 30
(millions of US dollars, except as otherwise noted)	2021	2020	2021	2020
Total COGS - Potash	372	303	980	878
Change in inventory	(58)	4	(42)	(28)
Other adjustments	(1)	-	(7)	(5)
COPM	313	307	931	845
Depreciation and amortization included in COPM	(101)	(124)	(315)	(305)
Cash COPM	212	183	616	540
Production tonnes (tonnes - thousands)	3,199	3,430	10,149	9,811
Potash cash COPM per tonne	66	53	61	55

Ammonia Controllable Cash COPM

Most directly comparable IFRS financial measure: COGS for the Nitrogen segment.

Definition: The total of COGS for the Nitrogen segment excluding depreciation and amortization expense included in COGS, cash COGS for products other than ammonia, other adjustments, and natural gas and steam costs, divided by net ammonia production tonnes.

Why we use the measure and why it is useful to investors: To assess operational performance. Ammonia controllable cash COPM excludes the effects of production from other periods, the costs of natural gas and steam, and long-term investment decisions, supporting a focus on the performance of our day-to-day operations.

	Three Months Ended September 30		Nine Months Ended September 30
(millions of US dollars, except as otherwise noted)	2021	2020	2021	2020
Total COGS - Nitrogen	695	482	2,068	1,708
Depreciation and amortization in COGS	(105)	(113)	(347)	(395)
Cash COGS for products other than ammonia	(380)	(287)	(1,221)	(1,017)
Ammonia
Total cash COGS before other adjustments	210	82	500	296
Other adjustments [1]	(36)	(11)	(66)	(46)
Total cash COPM	174	71	434	250
Natural gas and steam costs	(137)	(45)	(329)	(164)
Controllable cash COPM	37	26	105	86
Production tonnes (net tonnes [2] - thousands)	706	557	2,011	1,945
Ammonia controllable cash COPM per tonne	53	47	52	44
1 Includes changes in inventory balances and other adjustments.
2 Ammonia tonnes available for sale, as not upgraded to other Nitrogen products.

Gross Margin Excluding Depreciation and Amortization Per Tonne - Manufactured

Most directly comparable IFRS financial measure: Gross margin.

Definition: Gross margin from manufactured products per tonne less depreciation and amortization per tonne. Reconciliations are provided in the “Segment Results” section.

Why we use the measure and why it is useful to investors: Focuses on the performance of our day-to-day operations, which excludes the effects of items that primarily reflect the impact of long-term investment and financing decisions.

Retail Adjusted Average Working Capital to Sales and Retail Adjusted Average Working Capital to Sales Excluding Nutrien Financial

Most directly comparable IFRS financial measure: (Current assets minus current liabilities for Retail) divided by Retail sales.

Definition: Retail adjusted average working capital divided by Retail adjusted sales for the last four rolling quarters. We exclude in our calculations the working capital and sales of certain acquisitions during the first year following the acquisition. We amended our calculation to adjust for the sales of certain recently acquired businesses. We also look at this metric excluding the sales and working capital of Nutrien Financial.

Why we use the measure and why it is useful to investors: To evaluate operational efficiency. A lower or higher percentage represents increased or decreased efficiency, respectively. The metric excluding Nutrien Financial shows the impact that the working capital of Nutrien Financial has on the ratio.

	Rolling four quarters ended September 30, 2021
(millions of US dollars, except as otherwise noted)	Q4 2020	Q1 2021	Q2 2021	Q3 2021	Average/Total
Working capital	1,157	1,630	1,348	3,883
Working capital from certain recent acquisitions	-	-	-	-
Adjusted working capital	1,157	1,630	1,348	3,883	2,005
Nutrien Financial working capital	(1,392)	(1,221)	(3,072)	(2,820)
Adjusted working capital excluding Nutrien Financial	(235)	409	(1,724)	1,063	(121)

Sales	2,618	2,972	7,537	3,347
Sales from certain recent acquisitions	-	-	-	-
Adjusted sales	2,618	2,972	7,537	3,347	16,474
Nutrien Financial revenue	(37)	(25)	(59)	(54)
Adjusted sales excluding Nutrien Financial	2,581	2,947	7,478	3,293	16,299

Adjusted average working capital to sales (%)					12
Adjusted average working capital to sales excluding Nutrien Financial (%)					(1)

Nutrien Financial Net Interest Margin

Most directly comparable IFRS financial measure: Nutrien Financial gross margin divided by average Nutrien Financial receivables.

Definition: Nutrien Financial revenue less deemed interest expense divided by average Nutrien Financial receivables outstanding for the last four rolling quarters.

Why we use the measure and why it is useful to investors: Used by credit rating agencies and other users to evaluate financial performance of Nutrien Financial.

	Rolling four quarters ended September 30, 2021

(millions of US dollars, except as otherwise noted)	Q4 2020	Q1 2021	Q2 2021	Q3 2021	Total/Average
Nutrien Financial revenue	37	25	59	54
Deemed interest expense [1]	(14)	(6)	(8)	(10)
Net interest	23	19	51	44	137

Average Nutrien Financial receivables	1,392	1,221	3,072	2,820	2,126
Nutrien Financial net interest margin (%)					6.4

 1   Average borrowing rate applied to the notional debt required to fund the portfolio of receivables from customers monitored and serviced by Nutrien Financial.

Retail Cash Operating Coverage Ratio

Most directly comparable IFRS financial measure: Retail operating expenses as a percentage of Retail gross margin.

Definition: Retail operating expenses, excluding depreciation and amortization expense, divided by Retail gross margin excluding depreciation and amortization expense in cost of goods sold, for the last four rolling quarters.

Why we use the measure and why it is useful to investors: To understand the costs and underlying economics of our Retail operations and to assess our Retail operating performance and ability to generate free cash flow.

	Rolling four quarters ended September 30, 2021

(millions of US dollars, except as otherwise noted)	Q4 2020	Q1 2021	Q2 2021	Q3 2021	Total
Operating expenses [1]	768	721	938	808	3,235
Depreciation and amortization in operating expenses	(177)	(175)	(166)	(180)	(698)
Operating expenses excluding depreciation and amortization	591	546	772	628	2,537

Gross margin	885	652	1,858	917	4,312
Depreciation and amortization in cost of goods sold	3	2	3	2	10
Gross margin excluding depreciation and amortization	888	654	1,861	919	4,322
Cash operating coverage ratio (%)					59

 1   Includes Retail expenses below gross margin including selling expenses, general and administrative expenses and other (income) expenses.

Retail Adjusted EBITDA per US Selling Location

Most directly comparable IFRS financial measure: Retail US adjusted EBITDA.

Definition: Total Retail US adjusted EBITDA for the last four rolling quarters, adjusted for acquisitions in those quarters, divided by the number of US locations that have generated sales in the last four rolling quarters, adjusted for acquired locations.

Why we use the measure and why it is useful to investors: To assess our US Retail operating performance. This measure includes locations we have owned for more than 12 months.

	Rolling four quarters ended September 30, 2021

(millions of US dollars, except as otherwise noted)	Q4 2020	Q1 2021	Q2 2021	Q3 2021	Total
Adjusted US EBITDA	177	29	847	146	1,199
Adjustments for acquisitions					(5)
Adjusted US EBITDA adjusted for acquisitions					1,194
Number of US selling locations adjusted for acquisitions					877
Adjusted EBITDA per US selling location (thousands of US dollars)					1,362

Retail Normalized Comparable Store Sales

Most directly comparable IFRS financial measure: Retail sales from comparable base as a component of total Retail sales.

Definition: Prior year comparable store sales adjusted for published potash, nitrogen and phosphate benchmark prices and foreign exchange rates used in the current year. We retain sales of closed locations in the comparable base if the closed location is in close proximity to an existing location, unless we plan to exit the market area or are unable to economically or logistically serve it. We do not adjust for temporary closures, expansions or renovations of stores.

Why we use the measure and why it is useful to investors: To evaluate sales growth by adjusting for fluctuations in commodity prices and foreign exchange rates. Includes locations we have owned for more than 12 months.

Nine Months Ended September 30
(millions of US dollars, except as otherwise noted)	2021
Sales from comparable base
Current period	13,671
Prior period [1]	11,783
Comparable store sales (%)	16
Prior period normalized for benchmark prices and foreign exchange rates [1]	12,988
Normalized comparable store sales (%)	5
1 Restated by $384 million to reflect the impacts of the Australian livestock export business divestiture and a change in revenue recognition treatment as a result of certain contract term revisions.